SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*


                            CUSTOMTRACKS CORPORATION
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    232046102
                                   -----------
                                 (CUSIP Number)


                                February 2, 1999
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G

CUSIP No. 232046102                                           Page 2 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  165,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   165,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            165,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]
11       Percent of Class Represented By Amount in Row (9)

                  1.11%

12       Type of Reporting Person*

                  PN; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 232046102                                           Page 3 of 16 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  23,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  915,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   23,000
    With
                           8        Shared Dispositive Power
                                            915,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            938,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                      [x]
11       Percent of Class Represented By Amount in Row (9)

                  6.30%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 232046102                                           Page 4 of 16 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  938,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            938,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            938,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                      [x]
11       Percent of Class Represented By Amount in Row (9)

                  6.30%

12       Type of Reporting Person*

                  CO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 232046102                                           Page 5 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  20,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  938,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   20,000
    With
                           8        Shared Dispositive Power
                                            938,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            958,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [ ]
11       Percent of Class Represented By Amount in Row (9)

                  6.42%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 232046102                                           Page 6 of 16 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  938,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            938,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            938,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                      [x]
11       Percent of Class Represented By Amount in Row (9)

                  6.30%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 16 Pages


Item 1(a)         Name of Issuer:

                  CustomTracks Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  One Galleria Tower, 13355 Noel Rd., Suite 1555, Dallas, Texas 75240.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"),

                  (ii) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),

                  (iii) White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."),

                  (iv)     Thomas U. Barton and

                  (v)      Joseph U. Barton.


                  This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners, White Rock Management and Thomas U. Barton. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)         Citizenship:

                  i)       White Rock Partners is a Texas limited partnership;

                  ii)      White Rock Management is a Texas limited partnership;

                  iii)     White Rock, Inc. is a Texas corporation;

                  iv)      Thomas U. Barton is a United States citizen; and

                  v)       Joseph U. Barton is a United States citizen.

                                                              Page 8 of 16 Pages


Item 2(d)         Title of Class of Securities:

                           Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           232046102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of February 4, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i)   Each of White Rock, Inc., White Rock Management
and Joseph U. Barton may be deemed to be the beneficial owner of 938,500 Shares. This number consists of (1) 750,500 Shares held for the accounts of White Rock Clients, (2) 165,000 Shares held for the account of White Rock Partners and (3) 23,000 Shares held for the account of White Rock Management.

                           (ii)  Thomas  U.  Barton  may  be  deemed  to be  the
beneficial owner of 958,500 Shares. This number consists of (1) 750,500 Shares held for the accounts of White Rock Clients, (2) 165,000 Shares held for the account of White Rock Partners, (3) 23,000 Shares held for the account of White Rock Management and (4) 20,000 Shares held for his personal account (assumes the exercise of 200 options into 20,000 Shares).

                           (iii) White  Rock  Partners  may be  deemed to be the
beneficial owner of the 165,000 Shares held for its account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of White Rock, Inc., White Rock Management and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 6.30% of the total number of Shares outstanding.

                  (ii) The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 6.42% of the total number of Shares outstanding.

                  (iii)The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 1.11% of the total number of Shares outstanding.

                                                              Page 9 of 16 Pages


Item 4(c) Number of shares as to which such person has:

          White Rock Partners
          -------------------

         (i)   Sole power to vote or to direct the vote:                 165,000

         (ii)  Shared power to vote or to direct the vote:                     0

         (iii) Sole power to dispose or to direct the disposition of:    165,000

         (iv)  Shared power to dispose or to direct the disposition of:        0


         White Rock Management
         ---------------------

         (i)   Sole power to vote or to direct the vote:                  23,000

         (ii)  Shared power to vote or to direct the vote:               915,500

         (iii) Sole power to dispose or to direct the disposition of:     23,000

         (iv)  Shared power to dispose or to direct the disposition of   915,500

         White Rock, Inc.
         ----------------

         (i)   Sole power to vote or to direct the vote:                       0

         (ii)  Shared power to vote or to direct the vote:               938,500

         (iii) Sole power to dispose or to direct the disposition of:          0

         (iv)  Shared power to dispose or to direct the disposition of:  938,500

         Thomas U. Barton
         ----------------

         (i)   Sole power to vote or to direct the vote:                  20,000

         (ii)  Shared power to vote or to direct the vote:               938,500

         (iii) Sole power to dispose or to direct the disposition of:     20,000

         (iv)  Shared power to dispose or to direct the disposition of:  938,500

         Joseph U. Barton
         ----------------

         (i)   Sole power to vote or to direct the vote:                       0

         (ii)  Shared power to vote or to direct the vote:               938,500

         (iii) Sole power to dispose or to direct the disposition of:          0

         (iv)  Shared power to dispose or to direct the disposition of:  938,500

                                                             Page 10 of 16 Pages


Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                           (i)  The  shareholders  or  partners  of  each of the
White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                           (ii) The  partners  of White Rock  Partners  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                           (iii)The partners of White Rock  Management  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                           (iv) Thomas U. Barton has the right to participate in
the receipt of dividends from, or proceeds from the sale of the securities, including the Shares, held for his account.

         White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients, White Rock Management and Thomas U. Barton. Each of White Rock Management, White Rock Inc. and Joseph
U. Barton expressly disclaims beneficial ownership of any Shares held for the account of Thomas U. Barton.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 16 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 4, 1999                 WHITE ROCK CAPITAL PARTNERS, L.P.


                                        By:  White Rock Capital Management, L.P.
                                             Its General Partner


                                             By:  White Rock Capital, Inc.
                                                  Its General Partner


                                                  By:  /S/ PAULA STOREY
                                                       -------------------------
                                                       Paula Storey
                                                       Attorney-in-Fact


Date:  February 4, 1999                 WHITE ROCK CAPITAL MANAGEMENT. L.P.

                                        By:  White Rock Capital Inc.
                                             Its General Partner


                                             By:  /S/ PAULA STOREY
                                                  ------------------------------
                                                  Paula Storey
                                                  Attorney-in-Fact

Date:  February 4, 1999                 WHITE ROCK CAPITAL, INC.


                                        By:  /S/ PAULA STOREY
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact


Date:  February 4, 1999                 THOMAS U. BARTON


                                        By:  /S/ PAULA STOREY
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact



Date:  February 4, 1999                 JOSEPH U. BARTON


                                        By:  /S/ PAULA STOREY
                                             -----------------------------------
                                             Paula Storey
                                             Attorney-in-Fact

                                                             Page 12 of 16 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.          Joint Filing Agreement dated February 4, 1999 by and among
            White Rock Capital Partners, L.P., White Rock Capital Management, L.P., White Rock Capital, Inc., Thomas U.
            Barton and Joseph U. Barton...............................        13

B.          Power of Attorney  dated  October 7th, 1998 granted by Mr.
            Thomas U. Barton in favor of Paula Storey.................        14

C.          Power of Attorney  dated  October 7th, 1998 granted by Mr.
            Joseph U. Barton in favor of Paula Storey.................        15

D.          Power of Attorney dated October 7th, 1998 granted by White
            Rock Capital, Inc. in favor of Paula Storey...............        16